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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under The Securities Exchange Act of 1934

(Amendment No. 9)*

CapitalSource Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14055X102

(CUSIP Number)

Mark B. Tresnowski, Esq. Madison Dearborn Partners, LLC Three First National Plaza, Suite 4600 Chicago, Illinois 60602 (312) 895-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 2, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14055X102	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Madison Dearborn Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,138,557
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,138,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,138,557
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14055X102	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Madison Dearborn Capital Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,024,958
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,024,958
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,024,958
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.55%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 14055X102	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Madison Dearborn Special Equity III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 111,575
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 111,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,575
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Less than 1% of the outstanding shares of the class represented by the amount in row (11)

CUSIP No. 14055X102	13D	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Special Advisors Fund I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,024
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Less than 1% of the outstanding shares of the class represented by the amount in row (11)

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on August 18, 2003, and as amended by Amendment No. 1 to Schedule 13D filed with the Commission on January 28, 2004, Amendment No. 2 to Schedule 13D filed with the Commission on February 11, 2004, Amendment No. 3 to Schedule 13D filed with the Commission on October 12, 2005, Amendment No. 4 to Schedule 13D filed with the Commission on October 26, 2005, Amendment No. 5 to Schedule 13D filed with the Commission on February 15, 2007, Amendment No. 6 to Schedule 13D filed with the Commission on September 26, 2007, Amendment No. 7 to Schedule 13D filed with the Commission on February 14, 2008, and Amendment No. 8 to Schedule 13D filed with the Commission on December 22, 2008 (as amended to the date hereof, the “Schedule 13D”) by the persons named therein is hereby amended and supplemented by this Amendment No. 9 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On March 2, 2011, Madison Dearborn Capital Partners III, L.P. (“MDCP”), Madison Dearborn Special Equity III, L.P. (“MDSE”) and Special Advisors Fund I, LLC (“SAF”) made a pro rata distribution of shares of Common Stock of the Issuer to its general and limited partners and members, including Madison Dearborn Partners III, L.P. (“MDP III”), the general partner of MDCP and MDSE and the manager of SAF; following such distribution and on the same day, MDP III further distributed (on a pro-rata basis) the shares of Common Stock of the Issuer it received to its general and limited partners (the “Distribution”). As a result of the Distribution, MDCP, MDSE and SAF own of record the following number of shares of Common Stock:

Reporting Person	Shares Distributed in Distribution	Shares Owned of Record Post Distribution
MDCP	18,579,963	5,024,958
MDSE	412,553	111,575
SAF	7,484	2,024

TOTAL	19,000,000	5,138,557

Item 5. Interest in Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following:

(a) – (b). As of the date hereof:

MDCP may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,024,958 shares of Common Stock, or approximately 1.55% of the Common Stock outstanding, of which MDCP may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

MDSE may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 111,575 shares of Common Stock, or less than 1% of the Common Stock outstanding, of which MDSE may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares;

SAF may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 2,024 shares of Common Stock, or less than 1% of the Common Stock outstanding, of which SAF may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares; and

MDP III, by virtue of being the general partner of MDCP and MDSE and the manager of SAF, may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of the 5,138,557 shares of Common Stock collectively held by MDCP, MDSE and SAF, or approximately 1.59% of the Common Stock outstanding, of which MDP III may be deemed to have shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of such shares. John A. Canning, Paul J. Finnegan and Samuel M. Mencoff are the sole members of a limited partner committee of MDP III that has the power, acting by majority vote, to vote or dispose of the shares held directly by MDCP, MDSE and SAF. Messrs. Canning, Finnegan and Mencoff and MDP III each hereby disclaims any beneficial ownership of any shares directly held by MDCP, MDSE and SAF, except to the extent of their applicable pecuniary interest.

All of the percentages calculated in this Schedule 13D are based upon an aggregate of 323,346,948 shares of Common Stock outstanding as of February 24, 2011, as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Commission on February 28, 2011 for the fiscal year ended December 31, 2010.

(c)	Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)	To the knowledge of the Reporting Persons, except as described in this Schedule 13D, no other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer.

(e)	On March 2, 2011, as a result of the Distribution, the Reporting Persons (in the aggregate) no longer beneficially own more than 5% of the outstanding Common Stock of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2011

MADISON DEARBORN PARTNERS III, L.P.

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN CAPITAL PARTNERS III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

MADISON DEARBORN SPECIAL EQUITY III, L.P.

By:	Madison Dearborn Partners III, L.P., its general partner

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director

SPECIAL ADVISORS FUND I, LLC

By:	Madison Dearborn Partners III, L.P., its manager

By:	Madison Dearborn Partners, LLC, its general partner

By:	/s/ Mark B. Tresnowski
Its:	Managing Director